SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2) *

                          CELEBRITY ENTERTAINMENT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    150924108
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL
           TWO NEWTON PLACE, SUITE 200, NEWTON, MA 02158 (617) 965-8990 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     6/28/96
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150924108

1)  Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

      Michael D. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares               0
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               0
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      0%

14) Type of Reporting Person (See Instructions)
      IN

CUSIP No. 150924108

1) Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

     TeleMatrix, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      FL

Number of         (7)   Sole Voting Power
      Shares                0
      Bene-
      ficially    (8)   Shared Voting Power
      Owned by              0
      Each
      Report-     (9)   Sole Dispositive Power
         ing                0
      Person
      With        (10)  Shared Dispositive Power
                            0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      0%

14) Type of Reporting Person (See Instructions)
      CO

CUSIP No. 150924108

1) Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

     Debra L. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of         (7)   Sole Voting Power
      Shares               0
      Bene-
      ficially    (8)   Shared Voting Power
      Owned by             0
      Each
      Report-     (9)   Sole Dispositive Power
         ing               0
      Person
      With        (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      0

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      0%

14) Type of Reporting Person (See Instructions)
      IN



                                 SCHEDULE 13D/A2
                                 MICHAEL D. HERMAN
                                 TELEMATRIX, INC.
                                 DEBRA L. HERMAN


Item 1.  Security and Issuer

Common Stock
Celebrity Entertainment, Inc.
214 Brazilian Ave.
Suite 400
Palm Beach, Florida 33480

Item 2.  Identity and Background

(a)   Michael D. Herman (Reporting Person)
(b)   P.O. Box 9720, Coral Springs, Florida 33075
(c)   Business Consultant
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   TeleMatrix, Inc. (Reporting Person)
(b)   Place of organization: Florida
(c)   Principal business: manufacture and sale of telephones
      Address: 8197 N. University Drive, Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.

(a)   Debra L. Herman (Reporting Person)
(b)   P.O. Box 9720, Coral Springs, Florida 33075
(c)   Homemaker
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Dale Pelletier (President of TeleMatrix, Inc.)
(b)   8197 N. University Drive, Suite 12, Tamarac, FL 33321
(c)   Principal business: President of TeleMatrix, Inc.
      Address: 8197 N. University Drive,  Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   David Critchfield (Director, Treasurer and Secretary of TeleMatrix, Inc.)
(b)   8197 N. University Drive, Suite 12, Tamarac, FL 33321
(c)   Principal business: Dir., Treas., and Sec'y. of TeleMatrix, Inc.
      8197 N. University Drive, Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Jeff Matloff (Vice President of TeleMatrix, Inc.)
(b)   8197 N. University Drive, Suite 12, Tamarac, FL 33321
(c)   Principal business: Vice President of TeleMatrix, Inc.
      8197 N. University Drive, Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 4. Purpose of Transaction

All reporting persons entered into the transaction described below for purposes of settlement of the indebtedness previously owed by Mr. Herman and TeleMatrix to the company.

Item 5.  Interest in Securities of the Issuer

(a) Neither Mr. Herman, TeleMatrix, Ms. Herman or Mr. Critchfield beneficially owns any securities of the issuer.

      Mr. Pelletier is the beneficial owner of 10,000 shares of common stock of the issuer, or less than 1%, pursuant to stock options currently exercisable.

      Mr. Matloff is the beneficial owner of 10,000 shares of common stock of the issuer, or less than 1%, pursuant to stock options currently exercisable.

(b) Mr. Pelletier has sole power to vote and dispose of all shares owned by him.
      Mr. Matloff has sole power to vote and dispose of all shares owned by him.

(c) During the past sixty days, the following transactions in the securities of the issuer were the only such transactions effected by the listed persons:

      On June 28, 1996, Mr. Herman, TeleMatrix, Inc. and Ms. Herman delivered to the company for cancellation all shares of common and preferred stock and all options owned by any of them in the company in exchange for the forgiveness of indebtedness of a joint secured promissory note of Mr. Herman and TeleMatrix, Inc. in the original principal amount of $500,000. The transaction was completed pursuant to a Settlement Agreement and Release dated June 28, 1996.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) Mr. Herman, TeleMatrix, Inc. and Ms. Herman all ceased to be beneficial owners of more than five percent of the common stock of the company on June 28, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Promissory Note (Exhibit B to original Schedule 13D)and Escrow and Security Agreement (Exhibit C to original Schedule 13D) are now cancelled.
Instrument entitled Settlement Agreement and Release (Exhibit A) is hereby incorporated by reference herein in its entirety.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Settlement Agreement and Release
Exhibit B - Statement Regarding Joint Filing

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


8/27/96                                   /s/ Michael D. Herman
Date                                      Michael D. Herman

                                          TeleMatrix, Inc.
8/27/96                                   By:/s/ Dale Pelletier
Date                                      Dale Pelletier, President

8/27/96                                   /s/ Debra L. Herman
Date                                      Debra L. Herman





                                    EXHIBIT A
                        SETTLEMENT AGREEMENT AND RELEASE

      This Settlement Agreement and Release is made effective as of the 28th day of June, 1996, by and among Michael D. Herman, an individual residing at Coral Springs, Florida ("MDH"); Debra Lee Herman, an individual residing at Coral Springs, Florida ("DLH"); TeleMatrix, Inc., a Florida corporation ("TMX"); and Celebrity Entertainment, Inc., a Delaware corporation with a principal address of 214 Brazilian Avenue, Suite 400, Palm Beach, FL 33480 ("CLEB").

      WHEREAS, MDH and TMX are jointly obligated to CLEB pursuant to a promissory note dated June 30, 1995 in the original principal amount of $500,000 (the "Note");

      WHEREAS, MDH owns 205,000 shares of common stock in CLEB (the "MDH Common Shares"); 125,000 options to purchase shares of common stock in CLEB (the "MDH Options"); and 475,000 shares of Series A Preferred Stock in CLEB, which is convertible currently into approximately 317,517 shares of common stock in CLEB, including dividends to be paid in kind (the "MDH Preferred Shares");

      WHEREAS, DLH owns 300,000 shares of common stock in CLEB (the "DLH Common Shares") and 200,000 options to purchase shares of common stock in CLEB (the "DLH Options");

      WHEREAS, TMX owns 200,000 shares of common stock in CLEB (the "TMX Common Shares"); and 400,000 options to purchase shares of common stock in CLEB (the "TMX Options"); and

      WHEREAS, the parties hereto wish to settle the indebtedness of MDH and TMX to CLEB as set forth herein.

      NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

      1. MDH, DLH and TMX have this date delivered to CLEB for immediate cancellation all stock certificates, option grant documents and other evidences of title in and to all of the following:

            MDH Common Shares
            MDH Options
            MDH Preferred Shares
            DLH Common Shares
            DLH Options
            TMX Common Shares
            TMX Options

      2. The parties acknowledge that the closing price of CLEB common stock on the effective date hereof is $1.25. The parties therefore agree that the fair market value of all stock and options referred to above, if calculated based on said closing price and without taking into account the restricted nature of same and other circumstances, would be as follows:

            MDH Common Shares                 $256,250
            MDH Options (Ex. Pr. $0.50)         93,750
            MDH Preferred Shares               396,896
            DLH Common Shares                  375,000
            DLH Options (Ex. Pr. $0.50)        150,000
            TMX Common Shares                  250,000
            TMX Options (Ex. Pr. $0.50)        300,000

                  Total:                    $1,821,896

The parties acknowledge that the valuation of the foregoing securities should take into account the restricted nature of the securities as well as a discount based on the private nature of the transaction and the cancellation by CLEB (rather than disposal for cash value) of the securities. The parties agree that the fair market value, taking into account all of the foregoing, of the named securities is not more than $600,000.

      3. CLEB, in consideration of the delivery and cancellation of the above-mentioned securities, this date hereby forgives all the indebtedness evidenced by the Note. CLEB has marked the Note "Paid in Full" and delivered it to MDH and TMX. CLEB has also this date delivered to MDH and TMX all collateral securing repayment pursuant to the Note and hereby deems the Security Agreement governing said collateral null and void.

      4. CLEB, on behalf of itself and its officers, directors, employees, agents, successors and assigns, hereby remises, releases and forever discharges MDH, DLH, TMX, and each of their heirs, successors, assigns, officers, directors, employees and agents, from any and all debts, demands, claims, actions, causes of action, liabilities, suits, accounts, covenants, contracts and damages of every name and nature, both in law and equity, which CLEB now has or ever had against any of them.

      5. MDH, DLH, and TMX, each on behalf of himself, herself, or itself and each of their heirs, successors, assigns, officers, directors, employees and agents, hereby remise, release and forever discharge CLEB and its successors, assigns, officers, directors, employees and agents, from any and all debts, demands, claims, actions, causes of action, liabilities, suits, accounts, covenants, contracts and damages of every name and nature, both in law and equity, which MDH, DLH or TMX now has or ever had against any of them.

      In witness whereof, the undersigned have duly executed this Settlement Agreement and Release as a sealed instrument as of the day and year first above written.

Witness:                                        /s/ Michael D. Herman
                                                Michael D. Herman
Print Name:

Witness:                                        /s/ Debra Lee Herman
                                                Debra Lee Herman
Print Name:

                                                Celebrity Entertainment, Inc.

Witness:                                        By:/s/ James J. McNamara
                                                James J. McNamara, President
Print Name:

                                                TeleMatrix, Inc.

Witness:                                        By:/s/ Dale Pelletier
                                                Dale Pelletier, President
Print Name:

                                EXHIBIT B

                        STATEMENT REGARDING JOINT FILING

      The undersigned hereby represent that the attached amendment to Schedule 13D is filed on behalf of each of them.

8/27/96                                   /s/ Michael D. Herman
Date                                      Michael D. Herman

                                          TeleMatrix, Inc.
8/27/96                                   By:/s/ Dale Pelletier
Date                                      Dale Pelletier, President

8/27/96                                   /s/ Debra L. Herman
Date                                      Debra L. Herman